15455 Dallas Parkway, Suite 440

Addison, TX 75001

April 19, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anne Nguyen Parker, Assistant Director, Office of Transportation and Leisure

Re:                             Daseke, Inc.

Registration Statement on Form S-3

Filed March 21, 2017 and Amended April 17, 2017

File No. 333-216854

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Daseke, Inc. (the “Company”) respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on April 21, 2017, or as soon thereafter as is practicable.

Please direct any questions or comments regarding the foregoing to Lanchi Huynh of Vinson & Elkins L.L.P., the Company’s legal counsel, by telephone at (214) 220-7882.  Thank you in advance for your assistance.

Very truly yours,

DASEKE, INC.

By:	/s/ Angie J. Moss
Name:	Angie J. Moss
Title:	Vice President, Chief Accounting Officer and Corporate Controller

cc:                                R. Scott Wheeler, Executive Vice President and Chief Financial Officer of Daseke, Inc.
Lanchi Huynh, Vinson & Elkins L.L.P.